# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Agility Robotics, Inc., CIK 0002074973
CUSIP: 008470106
Title of class of securities: Common Stock, par value $0.0001
Address of issuer's principal executive offices: 4698 Truax Drive SE, Salem, Oregon (OR), 97317
Date of event which requires filing of this statement: 11/04/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001018724

## Reporting persons
- Amazon.com, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 20,699,475; shared voting power 0; sole dispositive power 20,699,475; shared dispositive power 0; aggregate amount beneficially owned 20,699,475 (8.5% of the class)

## Item 1. Issuer
Name of issuer: Agility Robotics, Inc.
Address of issuer's principal executive offices: 4698 Truax Drive SE, Salem, OR 97317

## Item 2. Person Filing
Name of person filing: Amazon.com, Inc.
Address of principal business office or, if none, residence: 410 TERRY AVENUE NORTH, SEATTLE, WA, 98109
Citizenship: DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
20,699,475

Includes a warrant (the "Warrant") issued to Amazon.com NV Investment Holdings LLC ("NV Holdings"), a wholly-owned subsidiary of Amazon.com, Inc. ("Amazon"), to purchase up to 26,577,050 shares of Common Stock, par value $0.0001 ("Common Stock"), of which 16,471 shares have vested as of November 4, 2026. Shares of Common Stock subject to the Warrant vest and become exercisable upon the achievement of certain commercial milestones, subject to certain potential regulatory approvals and the terms and conditions outlined in the Warrant.

NV Holdings is the record holder of the shares of Common Stock. Amazon has sole voting and investment power with respect to the securities of Agility Robotics, Inc. (the "Issuer") beneficially owned by NV Holdings.
Percent of class:
8.5%

The percent of class beneficially owned by Amazon was calculated assuming 242,089,880 shares of Common Stock of the Issuer outstanding as of November 4, 2026, as reported in the Issuer's Current Report on Form 8-K, filed with the Securities and Exchange Commission on November 6, 2026, plus 16,471 shares of Common Stock issuable upon exercise of the vested portion of the Warrant.
Sole power to vote or to direct the vote: 20,699,475
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 20,699,475
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Amazon.com, Inc.: /s/ Susan K. Jong, Susan K. Jong, Vice President and Secretary (11/12/2026)